

FRASER MILNER CASGRAIN LLP



Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

May 24, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated May 17, 2005;

(b) Interim financial statements for the period ended March 31, 2005;

(c) Management's discussion and analysis of operations for the period ended March 31, 2005;

(d) Form 52-109FT2 - Certification of Interim Filings - CEO;

(e) Form 52-109FT2 - Certification of Interim Filings - CFO; and

(f) BC Form 51-901 - Quarterly and Year End Report.

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or

otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP



Catherine Pham

CP/mb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2755583_1.DOC



Jannock Properties Limited

Press Release

May 17, 2005

Jannock Properties Limited reports March 31, 2005 results and $0.15 distribution to shareholders.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $1,036,000 ($0.03 per share) for the First Quarter of 2005 compared with a loss of $70,000 ($0.00 per share) for the same period in 2004.
The Board of Directors has approved a cash distribution equivalent to $0.15 per unit to be paid to shareholders on June 15, 2005.

Real Estate

The sale of the remaining two parcels of land located in Milton was completed in March 2005 for $2,700,000 in cash. This sale completed the disposal of the Company's real estate properties. At March 31, 2005 the Company was holding mortgages receivable of $9,508,000 relating to properties that had previously been sold. In April and May 2005, a total of $4,658,000 in early repayments has been received from three mortgages that were due in December of this year.

Cash Flows from Operations

Cash generated by operating activities in the First Quarter of this year amounted to $2,463,000 compared with a cash usage of $701,000 for the same period last year. The improvement is mainly due to the sale of the Milton properties for $2,700,000 but also reflects a reduction of $381,000 in spending. The decrease in spending on general and administrative costs in part relates to items that were accrued in the second half of 2003 and were not paid until 2004.

Jancor Companies, Inc.

Operating results in the first quarter were down from last year primarily due to a delayed start to the spring season in the eastern seaboard of the United States. Resin costs remain high but are showing some signs of softening. Debt levels have shown the normal seasonal increase.
It is not possible to draw any meaningful conclusions from the results at this time, as the first quarter is normally the weakest part of the year.

Corporate Items

The Board of Directors has approved a cash distribution equivalent to $0.15 per unit through the redemption of 15 of the 90 Class A Special shares that are currently included in each unit. This distribution will be paid on June 15, 2005 to the unit holders of record as at the close of business on June 1, 2005. The ex-redemption date for trading of the Units will be May 30, 2005 and each Unit will then consist of 75 Class A Special shares and one Class B Special share.

The mandate for the Company is to dispose of its assets in manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). Currently each Unit consists of one Class B common share and 90 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	MARCH 31 2005 (unaudited)	DECEMBER 31 2004
ASSETS		
Land under development	**$ -**	$ 990
Mortgages receivable (note 3)	**9,508**	9,482
Other assets	**188**	203
Cash and cash equivalents	**4,367**	1,904
	$ 14,063	$ 12,579
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 665**	$ 804
Income taxes payable	**365**	16
Future income taxes	**720**	482
	$ 1,750	$ 1,302
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 32,022**	$ 32,022
Contributed surplus	**6,868**	6,868
Deficit	**(26,577)**	(27,613)
	$ 12,313	$ 11,277
	$ 14,063	$ 12,579

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED MARCH 31	
	2005 (unaudited)	2004 (unaudited)
Land sales (note 2)	**$ 2,700**	$ -
Cost of sales	**1,089**	-
Gross profit	**1,611**	-
Interest and other income	**152**	98
General and administrative costs	**(141)**	(202)
Income (loss) before income taxes	**1,622**	(104)
Income taxes provided (recovered) (note 5) - current	**348**	1
- future	**238**	(35)
Total income taxes provided (recovered)	**586**	(34)
Net income (loss) for the period	**$ 1,036**	$ (70)
Deficit - Beginning of period	**$ (27,613)**	$ (38,027)
Deficit - End of period	**$ (26,577)**	$ (38,097)
Net earnings per share	**$ 0.03**	$ (0.00)

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2004 and should be read in conjunction with those financial statements.

2. Land sales

During the period ended March 31, 2005 there was one land sale for $2,700. This completes the sale of the Company's real estate properties.

3. Mortgages receivable

At March 31, 2005, mortgages receivable of $9,508 (December 31, 2004 - $9,482) included $5,171 which is due in December 2005 and $4,337 which is due in 2007. In April and May 2005, a total of $4,658 has been received in early repayments of the amounts due in December 2005.

4. Accounts payable and accrued liabilities

At March 31, 2005, an amount of $626 (December 31, 2004 - $745) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2005	March 31, 2004
Earnings/(loss) before income taxes	$1,622	$(104)
Expected income taxes/(recovery)	586	(37)
Other	-	3
Total	$ 586	$(34)

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2005, the Company had provided letters of credit amounting to $3,838 (December 31, 2004 - $3,987) of which $3,625 related to potential claims arising from the unsuccessful application for rezoning the Britannia site. Subsequent to the quarter end, settlement was reached with the parties claiming costs and letters of credit totaling $3,125 were cancelled in April and May. A letter of credit of $500 will be cancelled when the documentation to implement the settlement with one of the parties is completed.

A security for $1,500 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia and Milton sites that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

8. Potential recoveries

The Company has submitted claims for development recoveries and property tax refunds which, if successful, could generate an additional $1,500 in recoveries over the next two or three years. The timing and amount of these recoveries cannot be determined at this time.

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	MARCH 31 2005 (unaudited)	DECEMBER 31 2004
ASSETS		
Land under development	$ -	$ 990
Mortgages receivable (note 3)	9,508	9,482
Other assets	188	203
Cash and cash equivalents	4,367	1,904
	$ 14,063	$ 12,579
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 665	$ 804
Income taxes payable	365	16
Future income taxes	720	482
	$ 1,750	$ 1,302
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 32,022	$ 32,022
Contributed surplus	6,868	6,868
Deficit	(26,577)	(27,613)
	$ 12,313	$ 11,277
	$ 14,063	$ 12,579

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED MARCH 31	
	2005	2004
	(unaudited)	(unaudited)
Land sales (note 2)	**$ 2,700**	$ -
Cost of sales	**1,089**	-
Gross profit	**1,611**	-
Interest and other income	**152**	98
General and administrative costs	**(141)**	(202)
Income (loss) before income taxes	**1,622**	(104)
Income taxes provided (recovered) (note 5) - current	**348**	1
- future	**238**	(35)
Total income taxes provided (recovered)	**586**	(34)
Net income (loss) for the period	**$ 1,036**	$ (70)
Deficit - Beginning of period	**$ (27,613)**	$ (38,027)
Deficit - End of period	**$ (26,577)**	$ (38,097)
Net earnings per share	**$ 0.03**	$ (0.00)

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2004 and should be read in conjunction with those financial statements.

2. Land sales

During the period ended March 31, 2005 there was one land sale for $2,700. This completes the sale of the Company's real estate properties.

3. Mortgages receivable

At March 31, 2005, mortgages receivable of $9,508 (December 31, 2004 - $9,482) included $5,171 which is due in December 2005 and $4,337 which is due in 2007. In April and May 2005, a total of $4,658 has been received in early repayments of the amounts due in December 2005.

4. Accounts payable and accrued liabilities

At March 31, 2005, an amount of $626 (December 31, 2004 - $745) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2005	March 31, 2004
Earnings/(loss) before income taxes	$1,622	$(104)
Expected income taxes/(recovery)	586	(37)
Other	-	3
Total	$ 586	$(34)

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2005, the Company had provided letters of credit amounting to $3,838 (December 31, 2004 - $3,987) of which $3,625 related to potential claims arising from the unsuccessful application for rezoning the Britannia site. Subsequent to the quarter end, settlement was reached with the parties claiming costs and letters of credit totaling $3,125 were cancelled in April and May. A letter of credit of $500 will be cancelled when the documentation to implement the settlement with one of the parties is completed.

A security for $1,500 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia and Milton sites that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

8. Potential recoveries

The Company has submitted claims for development recoveries and property tax refunds which, if successful, could generate an additional $1,500 in recoveries over the next two or three years. The timing and amount of these recoveries cannot be determined at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2005
May 17, 2005

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended March 31, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended March 31, 2005 and the audited financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2004.

Results of Operations – First Quarter 2005 versus First Quarter 2004
Sales in the First Quarter of this year were $2,700,000 for the remaining two parcels of land located in Milton. In the First Quarter of 2004 there were no land sales.
Gross profits on land sales for the First Quarter of 2005 were $1,611,000 and were primarily earned on the sale of the Milton properties. In the same period last year, there were no gross profits on land sale.
Interest and other income of $152,000, included $27,000 relating to imputed interest on discounted mortgages receivable. In the First Quarter of 2004, interest and other income was $98,000 and included $80,000 of imputed interest.
General and administrative expenses in the First Quarter of 2005 reflected the reduced level of activity and amounted to $141,000, which was reduction of 30% from the $202,000 for the same period last year.
Net earnings for the First Quarter of 2005 were $1,036,000 ($0.03 per share) compared with a loss of $70,000 ($0.00 per share) for the same period in 2004.

Outstanding Mortgages Receivable
The sale of the remaining Milton properties completed the disposal of the Company's real estate properties.
At March 31, 2005 the Company was holding mortgages receivable of $9,508,000 relating to properties that had previously been sold. Subsequent to March 31, 2005, a total of $4,658,000 has been received in early repayments of mortgages that were due in December of this year. This leaves $513,000 which is due in December of this year and $4,337,000 which is due in 2007.

Jancor Companies, Inc (Jancor)
Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, has become an increasingly larger part of the Company's potential value. Jannock Properties sold its equity interest in Jancor in 2001 and no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
The Company has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the three months to March 31, 2005 were negative US$1.7 mil versus positive US$1.4 mil a year earlier. This reduction in EBITDA has been attributed to inclement weather on the eastern seaboard which delayed the start of the spring season. The first quarter is normally weak and does not give a particularly meaningful guide to results for the balance of the year. Resin prices are still high but have shown some signs of softening. Jancor believes that it can make up the shortfall in the balance of the year. In 2004, EBITDA at Jancor for the full year was US$14.7 million.
Senior debt levels at Jancor, of US$21 million, at March 31, 2005 should be close to the seasonal peak and are expected to be reduced during the balance of the year.
Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – First Quarter 2005 versus First Quarter 2004
Cash inflows from operating activities during the First Quarter of 2005 amounted to $2,463,000 compared to outflows of $701,000 for the same period last year. Cash receipts for the First Quarter of 2005 were $2,802,000 versus $19,000 for the First Quarter of last year due to land sales. Cash payments in the First Quarter of 2005 were

$339,000 compared with $720,000 for the same period last year. The higher spending last year was mainly due to the payment of administrative expenses that had been accrued in 2003.

There were no cash flows for investing activities during the First Quarter of 2005 and only minor outflows in the First Quarter of 2004.
There were no cash flows for financing activities in the First Quarter of either 2005 or 2004.

Financial Position
Total assets at March 31, 2005 were $14,063,000 compared with $12,579,000 at December 31, 2004. Cash and cash equivalents increased by $2,463,000 mainly due to proceeds from the sale of the Milton properties. Land held for development decreased by $990,000 due to the sale of the remaining Milton sites.
At March 31, 2005, total vendor take-back mortgages receivable that are held by the Company amounted to $9,508,000 (December 31, 2004 - $9,482,000).
The mortgages receivable at March 31, 2005 included $5,171,000 which was due in December 2005 and $4,337,000 due in 2007. A total of $4,660,000 has been received in April and May in early repayment of some of the mortgages that were due in December of this year.
Liabilities at March 31, 2005 were $1,750,000 compared with $1,302,000 at December 31, 2004 with the major increases resulting from income tax provisions on the sale of the Milton properties. The current income taxes will be payable in 2006. The repayments of mortgages in April and May will reverse approximately $300,000 of the future income taxes and will also be payable in 2006.

Contingencies
Subsequent to the quarter end, settlement was reached with the three parties claiming costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. None of the settlements will have any material impact on the financial position of the Company. Letters of credit totaling $3,625,000 were provided as security for these claims of which $3,125,000 was cancelled in April and May. A letter of credit of $500,000 will be cancelled when the documentation to implement the settlement with one of the parties is completed.
A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site and the Milton quarry that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

Potential Recoveries
The Company has submitted claims for development recoveries and property tax refunds which, if successful, could generate an additional $1,500,000 in recoveries over the next two or three years. The timing and amount of these recoveries cannot be determined at this time.

Distributions
No distributions have been made to shareholders in the three months to March 31, 2005.
The Board of Directors has approved a cash distribution equivalent to $0.15 per Unit through the redemption of 15 of the 90 Class A Special shares that are currently included in each Unit at a redemption price of $0.01 per share. This distribution will be paid on June 15, 2005 to the unit holders of record as at the close of business on June 1, 2005. After this redemption, each Unit will consist of 75 Class A Special shares and one Class B Special share

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Additional Information relating to the Company
During the three months to March 31, 2005, the Company did not implement any new accounting policies and did not have any transactions with related parties.
At March 31, 2005, the only off-balance sheet transactions were letters of credit of $3,838,000 which included the $3,625,000 issued as security for the claims referred to in 'Contingencies'. As a result of the cancellation of some of the letters of credit in April and May there currently $713,000 outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2005
May 17, 2005

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended March 31, 2005 and the audited financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended March 31, 2005 and the audited financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2004.

Results of Operations – First Quarter 2005 versus First Quarter 2004

Sales in the First Quarter of this year were $2,700,000 for the remaining two parcels of land located in Milton. In the First Quarter of 2004 there were no land sales.

Gross profits on land sales for the First Quarter of 2005 were $1,611,000 and were primarily earned on the sale of the Milton properties. In the same period last year, there were no gross profits on land sale.

Interest and other income of $152,000, included $27,000 relating to imputed interest on discounted mortgages receivable. In the First Quarter of 2004, interest and other income was $98,000 and included $80,000 of imputed interest.

General and administrative expenses in the First Quarter of 2005 reflected the reduced level of activity and amounted to $141,000, which was reduction of 30% from the $202,000 for the same period last year.

Net earnings for the First Quarter of 2005 were $1,036,000 ($0.03 per share) compared with a loss of $70,000 ($0.00 per share) for the same period in 2004.

Outstanding Mortgages Receivable

The sale of the remaining Milton properties completed the disposal of the Company's real estate properties.

At March 31, 2005 the Company was holding mortgages receivable of $9,508,000 relating to properties that had previously been sold. Subsequent to March 31, 2005, a total of $4,658,000 has been received in early repayments of mortgages that were due in December of this year. This leaves $513,000 which is due in December of this year and $4,337,000 which is due in 2007.

Jancor Companies, Inc (Jancor)

Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture, has become an increasingly larger part of the Company's potential value. Jannock Properties sold its equity interest in Jancor in 2001 and no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.

The Company has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the three months to March 31, 2005 were negative US$1.7 mil versus positive US$1.4 mil a year earlier. This reduction in EBITDA has been attributed to inclement weather on the eastern seaboard which delayed the start of the spring season. The first quarter is normally weak and does not give a particularly meaningful guide to results for the balance of the year. Resin prices are still high but have shown some signs of softening. Jancor believes that it can make up the shortfall in the balance of the year. In 2004, EBITDA at Jancor for the full year was US$14.7 million.

Senior debt levels at Jancor, of US$21 million, at March 31, 2005 should be close to the seasonal peak and are expected to be reduced during the balance of the year.

Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – First Quarter 2005 versus First Quarter 2004

Cash inflows from operating activities during the First Quarter of 2005 amounted to $2,463,000 compared to outflows of $701,000 for the same period last year. Cash receipts for the First Quarter of 2005 were $2,802,000 versus $19,000 for the First Quarter of last year due to land sales. Cash payments in the First Quarter of 2005 were

$339,000 compared with $720,000 for the same period last year. The higher spending last year was mainly due to the payment of administrative expenses that had been accrued in 2003.
There were no cash flows for investing activities during the First Quarter of 2005 and only minor outflows in the First Quarter of 2004.
There were no cash flows for financing activities in the First Quarter of either 2005 or 2004.

Financial Position
Total assets at March 31, 2005 were $14,063,000 compared with $12,579,000 at December 31, 2004. Cash and cash equivalents increased by $2,463,000 mainly due to proceeds from the sale of the Milton properties. Land held for development decreased by $990,000 due to the sale of the remaining Milton sites.
At March 31, 2005, total vendor take-back mortgages receivable that are held by the Company amounted to $9,508,000 (December 31, 2004 - $9,482,000).
The mortgages receivable at March 31, 2005 included $5,171,000 which was due in December 2005 and $4,337,000 due in 2007. A total of $4,660,000 has been received in April and May in early repayment of some of the mortgages that were due in December of this year.
Liabilities at March 31, 2005 were $1,750,000 compared with $1,302,000 at December 31, 2004 with the major increases resulting from income tax provisions on the sale of the Milton properties. The current income taxes will be payable in 2006. The repayments of mortgages in April and May will reverse approximately $300,000 of the future income taxes and will also be payable in 2006.

Contingencies
Subsequent to the quarter end, settlement was reached with the three parties claiming costs arising from the Ontario Municipal Board (OMB) hearing on the rezoning of the Britannia site. None of the settlements will have any material impact on the financial position of the Company. Letters of credit totaling $3,625,000 were provided as security for these claims of which $3,125,000 was cancelled in April and May. A letter of credit of $500,000 will be cancelled when the documentation to implement the settlement with one of the parties is completed.
A security for $1,500,000 is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities for the Britannia site and the Milton quarry that may arise during the next three years. The Company is not aware of any liabilities for environmental issues at these sites and expects to use a letter of credit to meet this requirement.

Potential Recoveries
The Company has submitted claims for development recoveries and property tax refunds which, if successful, could generate an additional $1,500,000 in recoveries over the next two or three years. The timing and amount of these recoveries cannot be determined at this time.

Distributions
No distributions have been made to shareholders in the three months to March 31, 2005.
The Board of Directors has approved a cash distribution equivalent to $0.15 per Unit through the redemption of 15 of the 90 Class A Special shares that are currently included in each Unit at a redemption price of $0.01 per share. This distribution will be paid on June 15, 2005 to the unit holders of record as at the close of business on June 1, 2005. Following this redemption each Unit will then consist of 75 Class A Special shares and one Class B Special share

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Additional Information relating to the Company
During the three months to March 31, 2005, the Company did not implement any new accounting policies and did not have any transactions with related parties.
At March 31, 2005, the only off-balance sheet transactions were letters of credit of $3,838,000 which included the $3,625,000 issued as security for the claims referred to in 'Contingencies'. As a result of the cancellation of some of the letters of credit in April and May there are currently $713,000 outstanding.



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2005

(signed)
Ian C.B. Currie
President



Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1853

Form 52-109FT2 - Certification of Interim Filings

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2005

(signed)
Brian W. Jamieson
Chief Financial Officer

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	March 31, 2005	May 17, 2005

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Ian Currie	May 17, 2005
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Brian Jamieson	May 17, 2005

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 3 months ended March 31, 2005 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three-month period ended March 31, 2005:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$1,089
	Land costs	$ 612
	Development costs	$ 477
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$37
	Directors fees	$25
	Professional fees	$71
	Office administration	$ 8

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended March 31, 2005:

Nil.

b) Summary of options granted during the three month period ended March 31, 2005:

Nil.

4. Summary of securities as at the end of the reporting period

As at March 31, 2005:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 3,206,873,880 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended March 31, 2005 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".